Exhibit 12
ACUITY BRANDS, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
(in millions)

		Nine months
		ended May 31,
		2010	2009	2008	2007	2006	2005

	Earnings:
1.	Income from continuing operations before provision for income taxes	$78.2	$127.3	$230.6	$194.2	$118.8	$32.7

	Fixed Charges:
2.	Interest expense	22.4	29.6	34.7	34.3	34.2	36.6
3.	Interest factor on rental expense	1.0	1.5	1.4	1.3	1.3	1.3

4.	Total fixed charges (2 + 3)	23.4	31.1	36.1	35.6	35.5	37.9

5.	Earnings and fixed charges (1 + 4)	101.6	158.4	266.7	229.8	154.3	70.6

	Ratios:
6.	Earnings and fixed charges, to total fixed charges (5 / 4)	4.3	5.1	7.4	6.5	4.3	1.9
7.	Deficiency of earnings to fixed charges (4 - 5)*	$—	$—	$—	$—	$—	$—

*	Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.